

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 7, 2006

<u>Via U.S. mail and facsimile</u>

Mr. Craig P. Omtvedt
Senior Vice President and Chief Financial Officer
Fortune Brands, Inc.
520 Lake Cook Road
Deerfield, Illinois 60015-5611

> RE: Form 10-K for the fiscal year ended December 31, 2005
>   Form 10-Q for the period ended June 30, 2006
>   File No. 1-9076

Dear Mr. Omtvedt:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis

Results of Operations

2005 Compared to 2004, page 21

2. Please expand your disclosures related to the unfavorable inventory adjustment recorded during 2005 in the home and hardware tool storage business. Your additional disclosures should include the following:
    - The amount of the adjustment;
    - The inventory method used to determine the cost of these inventories;
    - The specific facts and circumstances that led you to determine the adjustment was required; and
    - Whether it reasonably possible further inventory adjustments will be made to this inventory or other inventory.
    Refer to Item 303(a)(3)(i) and (ii) of Regulation S-K.

Note 1. Significant Accounting Policies

Inventories, page 44

3. You should use one inventory method for similar types of inventories. A mixture of methods should only be used for different types of inventories, particularly when there are valid business reasons for doing so. Please disclose which types of inventory you use each method for. Please disclose whether you use more than one method for any similar types of inventory. If so, please also disclose your basis for doing this. In a portion of these instances, this may be due to a specific method not being allowed in certain countries. If this is the case for some of your inventory, please identify the foreign countries with similar inventory categories to those you use in the US, and tell us separately for each country why you do not use the same method for your inventories in that country. If you are permitted to use the method used in the US for that country, please tell us why your selective use of different methods for similar types of inventories is appropriate.

Advertising Costs, page 46

4. You disclose that advertising costs, which amounted to $471.1 million for 2005, $430.6 million for 2004, and $395.7 million for 2003 are principally expensed as incurred. Advertising costs include media costs, point of sale materials, cooperative advertising and product endorsements. Your disclosure under the customer program costs heading also indicates that you recorded cooperative advertising programs in net sales. Please clarify your disclosure to state whether the advertising cost amounts disclosed reflect only those advertising costs recorded as an expense in your

advertising, selling, general and administrative expenses line item, or whether these amounts also include advertising costs which are reflected in net sales. If the amounts disclosed also include amounts reflected as a reduction of sales, please also separately disclose for each period presented the portion that is recorded as an expense in the advertising, selling, general and administrative line item.

Note 17. Information on Business Segments, page 69

5. You state that you are organized into business segments based on the products and markets served. Given the range of products included in the home and hardware segment, it is not clear how you determined your reportable segments. Please explain to us how you arrived at three reportable segments. Your explanation should first address how you determined your operating segments in accordance with paragraph 10 of SFAS 131. If applicable, please discuss how you determined it was appropriate to aggregate operating segments into your three reportable segments in accordance with paragraph 17 of SFAS 131.

6. Please disclose the types of amounts included in corporate expenses and assets for each period presented. Please disclose why these amounts were not allocated to the other reportable segments. If any amounts are the elimination or reversal of transactions between reportable segments, please present them separately. See paragraphs 31 and 32 of SFAS 131. Please also discuss the business reasons for fluctuations in these amounts in MD&A subsequent to your discussion of results of operations by segment.

Note 23. Environmental, page 74

7. You state that in your opinion compliance with current environmental protection laws (before taking into account estimated recoveries from third parties) will not have a material adverse effect upon your results of operations, cash flows or financial condition. We remind you that SAB Topic 5:Y states that environmental liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss is material, please disclose the estimated additional loss, or range of loss, or state that such an estimate cannot be made as required by paragraph 10 of SFAS 5.

8. Please also provide the additional disclosures called for by SAB Topic 5:Y. On page 37 you state that various of your subsidiaries have been designated as potentially responsible parties under "Superfund" or similar state laws in 43 instances. You have reached settlements in 27 of these instances. You had accruals of $41.5 million at December 31, 2005 and $46.2 million at December 31, 2004 to cover these matters. In addition to the number of claims pending at each balance sheet date, you should also disclose the number of claims filed, the number of claims dismissed, settled, or otherwise resolved, and the average settlement amount per claim for each period presented. You should also disclose the nature and terms of any cost-sharing arrangements you have with other potentially responsible parties and the terms of any insurance or indemnification arrangements. Refer to Questions 2 and 3 of SAB Topic 5:Y.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2006

General

9. Please address the above comments in your interim filings as well.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in their filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                            Sincerely,

                            Rufus Decker
                            Accounting Branch Chief